

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2023

Dr. Mitchell Gold
Chief Executive Officer
ALPINE IMMUNE SCIENCES, INC.
188 East Blaine Street, Suite 200
Seattle, WA 98102

> **Re: ALPINE IMMUNE SCIENCES, INC.**
> **Registration Statement on Form S-3**
> **Filed April 28, 2023**
> **File No. 333-271517**

Dear Dr. Mitchell Gold:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cindy Polynice at 202-551-8707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Bryan D. King, Esq.